FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2005

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Index to Financial Statements

December 31, 2005 and 2004

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

United Technologies Corporation

Defined Contribution Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Defined Contribution Retirement Plan (the “Plan”) at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

June 23, 2006

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31, 2005	December 31, 2004
Assets:
Investments, at fair value (Notes 3, 4, and 5)	$16,142	$15,876

Net Assets Available for Benefits	$16,142	$15,876

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2005
Additions to net assets attributed to:
Investment Income:
Plan interest in net appreciation and investment income of Master Trust (Note 5)	$993

Total Investment Income	993

Deductions from net assets attributed to:
Distributions to participants	727

Total Deductions	727

Net increase	266
Net Assets Available for Benefits, December 31, 2004	15,876

Net Assets Available for Benefits, December 31, 2005	$16,142

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Defined Contribution Retirement Plan (the “Plan”) is a defined contribution savings and money purchase plan administered by United Technologies Corporation (“UTC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Eligible employees of UTC and certain of its subsidiaries were able to participate after completing one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from UTC.

During 1998, all active Plan participants became participants of the UTC Employee Savings Plan II. As of December 31, 2003, the UTC Employee Savings Plan II merged into the United Technologies Corporation Employee Savings Plan. Previously accumulated participant balances will remain in the Plan. No additional contributions will be made to the Plan. Participants will continue to be able to direct or withdraw their remaining investment balances in accordance with Plan provisions.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Contributions and Vesting. No participant or employer contributions were made during the 2005 and 2004 Plan years (see Note 8). All participants are fully vested in the Plan. The Plan offers nine mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options to participants. The Plan also includes a money market fund that is primarily used for transitioning or merging plans.

Participant Accounts. Each participant’s account is credited with Plan earnings and losses based on their respective account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Voting Rights. Common Stock held in the UTC Common Stock Fund is voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of employer stock in the UTC Common Stock Fund for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund.

Trustee and Recordkeeper. The Plan trustee holds all of the Plan’s assets. State Street Bank and Trust is the Plan trustee. Fidelity Institutional Retirement Services Company (“Fidelity”) provides participant account recordkeeping services.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum or other distribution option to a terminating participant. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund investment option may be paid in shares of UTC Common Stock instead of cash. There were no distributions in UTC Common Stock for the year ended December 31, 2005.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the United Technologies Corporation Employee Savings Plan Master Trust (the “Master Trust”) maintained by the Plan’s trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds’ investments, other than the UTC Common Stock Fund, increases the participating plans’ unit values. UTC Common Stock Fund dividends increase the Plan’s units in that fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 5).

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

Investment Valuation and Income Recognition. The Income Fund’s investments in fully benefit-responsive investment contracts with insurance companies (see Notes 4 and 10) are stated at contract value, which approximates fair value. Contract value includes contributions plus earnings, less Plan withdrawals and expenses. All other funds are stated at net asset value per unit or share as determined by the Trustee utilizing published market data, as applicable.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the employer in 2005.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, bonds, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 3 – INVESTMENTS

The following presents the Plan’s participation in the Master Trust investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
(Thousands of Dollars, except unit amounts)	2005	2004
Income Fund, 104,822 and 111,074 units, respectively	$11,105	$11,150
Equity Fund, 59,450 and 65,504 units, respectively	$1,824	$1,915
UTC Common Stock Fund, 48,766 and 42,760 units, respectively	$1,834	$1,490

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(Thousands of Dollars)
UTC Common Stock Fund	$134
Other Funds	176

$310

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

NOTE 4 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s Income Fund invests in investment contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average interest rates credited to participant accounts for 2005 and 2004 were 5.5 percent and 5.4 percent, respectively. There are no reserves against contract value for credit risk. The guaranteed contract value is $5,995,000,000 and the market value of the underlying Master Trust assets is $6,150,000,000, as of December 31, 2005.

NOTE 5 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans’ participants. The Plan’s interest in the net assets of the Master Trust was less than 1 percent, at December 31, 2005 and 2004.

UNITED TECHNOLOGIES CORPORATION

DEFINED CONTRIBUTION RETIREMENT PLAN

Notes to Financial Statements

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2005			2004
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$63,183	$—	$63,183	$64,251	$—	$64,251
Investments:
Equity:
Mutual funds	1,214,028	—	1,214,028	1,023,561	—	1,023,561
Equity commingled index funds	1,532,043	—	1,532,043	1,466,502	—	1,466,502
Common stock	3,611,273	1,634,474	5,245,747	3,361,344	1,601,116	4,962,460
Debt:
Fixed income commingled index funds	29,483	—	29,483	27,634	—	27,634
Income Fund investment contracts	5,995,452	—	5,995,452	5,833,780	—	5,833,780
Participant notes receivable	104,446	—	104,446	95,615	—	95,615

Subtotal	12,549,908	1,634,474	14,184,382	11,872,687	1,601,116	13,473,803
ESOP receivables	7,369	173,349	180,718	—	165,755	165,755
Interest and dividend receivable	6,932	—	6,932	485	—	485

Total assets	12,564,209	1,807,823	14,372,032	11,873,172	1,766,871	13,640,043

Liabilities:
Accrued liabilities	(3,920)	—	(3,920)	(2,130)	—	(2,130)
Accrued ESOP interest	—	(1,554)	(1,554)	—	(1,650)	(1,650)
ESOP debt	—	(130,800)	(130,800)	—	(164,000)	(164,000)
Notes payable to UTC	—	(255,033)	(255,033)	—	(231,933)	(231,933)

Total liabilities	(3,920)	(387,387)	(391,307)	(2,130)	(397,583)	(399,713)

Net Assets	$12,560,289	$1,420,436	$13,980,725	$11,871,042	$1,369,288	$13,240,330

Net assets of the Master Trust attributable to the Plan	$16,142	$—	$16,142	$15,876	$—	$15,876

United Technologies Corporation

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	Year Ended December 31, 2005
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$444,319	$28,100	$472,419
Transfers from participating plans for purchase of units	364,837	12,238	377,075
Allocation of 1,544,000 ESOP shares, at market	82,735	—	82,735
Net appreciation on fair value of investments	427,365	121,934	549,299

Total additions	1,319,256	162,272	1,481,528
Deductions:
Transfers out on behalf of participating plans	(636,125)	—	(636,125)
Allocation of 1,544,000 ESOP shares, at market	—	(82,735)	(82,735)
Master Trust and interest expense	(2,065)	(28,389)	(30,454)

Total deductions	(638,190)	(111,124)	(749,314)

Net increase prior to transfers	681,066	51,148	732,214

Plan transfers:
Assets transferred in	8,590	—	8,590
Assets transferred out	(409)	—	(409)

Net Plan transfers	8,181	—	8,181

Increase in net assets	689,247	51,148	740,395
Net Assets:
Beginning of Year	11,871,042	1,369,288	13,240,330

End of Year	$12,560,289	$1,420,436	$13,980,725

Year Ended December 31, 2005
Amounts pertaining to Plan:
Plan interest in net appreciation and investment income of Master Trust	$993

Distributions to participants	$(727)

NOTE 6 - RELATED-PARTY TRANSACTIONS

Fidelity Institutional Operations Company and State Street Bank and Trust manage certain Plan investment options. These transactions qualify as party-in-interest transactions.

The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Fidelity. During the year ended December 31, 2005, the Plan purchased units of the Fund in the approximate amount of $291,000, sold units of the Fund in the approximate amount of $81,000, and had net appreciation on the Fund in the approximate amount of $134,000. The total value of the Plan’s interest in the Fund was approximately $1,834,000 and $1,490,000 at December 31, 2005 and 2004, respectively.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE 8 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

NOTE 9 – NEW ACCOUNTING PRONOUNCEMENTS

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”. (FSP) The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for issued for periods ending after December 15, 2006.

UTC intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following:

Benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

A description of the nature of the benefit-responsive investment contracts, how they operate, and the methodology for calculating the interest crediting rate.

The average yield earned by the Plan for all fully benefit-responsive investment contracts for the year.

The average yield earned by the Plan for all fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants in the Plan for the year.

A description of the events that limit the ability of the Plan to transact at contract value with the issuer.

A description of the events and circumstances that would allow issuers to terminate fully benefit-responsive investment contracts with the Plan and settle at an amount different from contract value.

SIGNATURE

The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION DEFINED CONTRIBUTION RETIREMENT PLAN

Dated: June 23, 2006	By:	/s/ Natalie Morris
Natalie Morris Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.